UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Clearday, Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

184791 101

(CUSIP Number)

January 27, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☐    Rule 13d-1(c)

☒   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 358054 10 4	SCHEDULE 13G	Page 2 of 5

1		NAME OF REPORTING PERSONS Thinktiv, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 4,706,192 (1)(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,706,192 (1)(2)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,706,192(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	12.6%(2)
12	TYPE OF REPORTING PERSON	IN

(1) Consists of 4,706,192 shares of common stock, par value $0.001 per share (“common stock”), held by the Reporting Person.

(2) Based on the quotient obtained by dividing (a) the 4,706,192 shares of the common stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 25,997,628 shares of common stock issued and outstanding as of July 14, 2023 as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 18, 2023 (the “Quarterly Report”), and (ii) approximately 11,403,534 shares of common stock issuable within 60 days of the date hereof upon conversion of the 4,791,401 shares of the Issuer’s Series F Preferred Stock issued and outstanding as of the date of the Quarterly Report.

CUSIP No. 358054 10 4	SCHEDULE 13G	Page 3 of 5

Item 1(a)	Name of Issuer:
Clearday, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices:
8800 Village Drive, Suite 106 San Antonio Texas 78217
Item 2(a)	Name of Persons Filing:
Thinktiv, Inc. (the “Reporting Person”)
Item 2(b)	Address of Principal Business Office or, if none, Residence:
The address of the principal business office for the Reporting Persons is:
c/o Clearday, Inc. 8800 Village Drive, Suite 106 San Antonio Texas 78217
Item 2(c)	Citizenship:
The citizenship of the Reporting Persons is the United States.
Item 2(d)	Title of Class of Securities:
Common stock, par value $0.001 per share.
Item 2(e) Item 3

CUSIP Number:

184791 101

If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This statement is not filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).

Item 4	Ownership:

(a)  Amount beneficially owned: 4,706,192 (1)

(b)  Percent of class: 12.6% (2)

(c)  Number of shares as to which the person has:

(i)     Sole power to vote or direct the vote: 4,706,192 (1)

(ii)    Shared power to vote or direct the vote: 0

(iii)   Sole power to dispose or direct the disposition: 4,706,192 (1)

(iv)    Shared power to dispose or direct the disposition: 0

(1) Consists of 4,706,192 shares of common stock, par value $0.001 per share (“common stock”), held by the Reporting Person.

(2) Based on the quotient obtained by dividing (a) the 4,706,192 shares of the common stock beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 25,997,628 shares of common stock issued and outstanding as of July 14, 2023 as reported by the Issuer on its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 18, 2023 (the “Quarterly Report”), and (ii) approximately 11,403,534 shares of common stock issuable within 60 days of the date hereof upon conversion of the 4,791,401 shares of the Issuer’s Series F Preferred Stock issued and outstanding as of the date of the Quarterly Report.

CUSIP No. 358054 10 4	SCHEDULE 13G	Page 4 of 5

Item 5	Ownership of Five Percent or Less of a Class:
Not applicable.
Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reporting on by the Parent Holding Company:
Not applicable.
Item 8	Identification and Classification of Members of the Group:
Not applicable.
Item 9	Notice of Dissolution of Group:
Not applicable.
Item 10	Certification:
Not applicable.

CUSIP No. 358054 10 4	SCHEDULE 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2023

THINKTIV, INC.

By:	/s/ Justin Petro
Name:	Justin Petro
Title:	Chief Executive Officer